SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

02 MAR -1 AM 8:54

February 08, 2002.
Our ref.: 035/2002

02015551

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

SUPPL

Re: Companhia Suzano de Papel e Celulose
Rule 12g3-2(b) Exemption
File n°. 82-3550

Ladies and Gentlemen

We are sending you two copies of the Relevant Fact published together with Bahia Sul in Gazeta Mercantil newspaper on February 06, 2002, as well as the Minutes of the Meeting of the Board of Directors held on February 05, 2002.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Very truly yours,

Adhemar Magon
Vice President and Investor Relations Director

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10º andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

File nº 82-3550

Annex A to Letter to the SEC
Dated February 08, 2002, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Fact Relevant
Date February 05, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Minutes of the Meeting of the Board of Directors
Date February 05, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

02 MAR -1 AM 8:54

COMPANHIA SUZANO DE PAPEL E CELULOSE

Companhia Aberta

C.N.P.J. nº. 60.651.726/0001-16

NIRE nº. 35.300.015.398

Ata de Reunião do Conselho de Administração

Regularmente convocados, reuniu-se, às 14:00 horas, do dia 05 de fevereiro de 2002, na sede social, na Av. Brigadeiro Faria Lima, 1355 – 9º. andar, nesta Capital, o Conselho de Administração da Companhia Suzano de Papel e Celulose, presentes os seus membros ao final assinados. Dando início à reunião, o presidente do Conselho, Sr. Boris Tabacof, esclareceu que, conforme havia sido divulgado em Fato Relevante conjunto da companhia e da Bahia Sul Celulose S.A., que fora publicado no dia 26 de setembro de 2001, estava sendo objeto de cuidadosa análise a conveniência e a oportunidade de ser implementado amplo projeto de reestruturação societária da companhia. Referida reestruturação foi efetivada parcialmente, em Assembléia Geral Extraordinária realizada em 30 de novembro último, na qual foi aprovada a incorporação, pela Companhia, de parcela do patrimônio cindido da controlada SPP-Nemo S.A. Industrial e Comercial Exportadora, correspondente às atividades e aos seus investimentos no setor de papel e celulose, bem como a cisão parcial da Companhia, retirando de seu patrimônio a parcela correspondente aos seus investimentos no setor petroquímico, a qual foi incorporada pela Suzano Petroquímica S.A.. Tal projeto de reestruturação incluía o processo de cancelamento do registro de companhia aberta de Bahia Sul Celulose S.A., com a apresentação, pela Companhia, de oferta pública de aquisição das ações em circulação no mercado, de emissão daquela controlada. A Diretoria apresentou a este Conselho estudos realizados pelo Banco J.P. Morgan S.A. e pelo Banco UBS Warburg S.A., contratados para avaliar as ações da Companhia e da Bahia Sul Celulose S.A. para efeito da oferta pública. Após exposição feita aos senhores membros do Conselho de Administração da Companhia, foram aprovadas, por unanimidade, as seguintes deliberações: **a)** dar início ao processo de

cancelamento do registro de companhia aberta da Bahia Sul Celulose S.A. (**BS**), com a apresentação, pela Companhia (**CSPC**), de oferta pública de aquisição das ações preferenciais de emissão daquela controlada, em circulação, oferta esta que obedecerá às condições seguintes: será proposto, como preço de aquisição, para cada lote de 1.000 ações preferenciais de emissão de **BS**, o valor de R$ 646,43 (seiscentos e quarenta e seis reais e quarenta e três centavos), que corresponde ao valor econômico das referidas ações, segundo estudos de avaliação econômico-financeira elaborados independente e separadamente pelo Banco J.P. Morgan S.A. e pelo Banco UBS Warburg S.A. O referido preço será pago, aos acionistas da **BS**, aceitantes da oferta, mediante crédito, em favor desses acionistas, junto à **CSPC**, crédito esse disponível somente para integralizar o valor da subscrição de ações preferenciais relativas a aumento de capital da **CSPC**, a ser autorizado por Assembléia Geral Extraordinária, a ser convocada e na qual será assegurado aos acionistas de **CSPC,** na forma da legislação vigente, direito de preferência à subscrição do aludido aumento de capital, com a fixação do preço de emissão das novas ações segundo o respectivo valor econômico. Tais ações terão direitos, vantagens e restrições idênticos aos das atuais ações preferenciais da **CSPC**. O crédito correspondente ao preço de venda de 1.000 ações preferenciais de emissão da **BS** dará direito à subscrição, pelo aceitante da oferta, de ações preferenciais de emissão da **CSPC,** ao preço de R$ 12,96 (doze reais e noventa e seis centavos) por ação. A relação de substituição de ações preferenciais de emissão da **BS**, que são detidas pelos aceitantes da oferta pública que lhes será dirigida, por ações preferenciais de emissão da **CSPC**, decorre da comparação feita entre o valor econômico das ações de emissão da **BS** e o valor, apurado segundo o mesmo critério, das ações de emissão da **CSPC**, de acordo com estudos de avaliação econômico-financeira antes mencionados. Quando estiver concluída a oferta pública aqui anunciada, os acionistas da **BS**, aceitantes da oferta, se tornarão acionistas da **CSPC** que, por sua vez, aumentará a participação que detém no capital da **BS**. A operação descrita acima viabilizará: (i) a maximização da captura de sinergias entre as duas companhias, assim como (ii) a consolidação das ações em circulação no mercado ("free float") sob uma única companhia aberta, aumentando a liquidez para os acionistas da **CSPC** e **BS; b)** autorizar a publicação de Aviso de Fato Relevante em conjunto com a Bahia Sul Celulose S.A. Nada

mais havendo a tratar, foram encerrados os trabalhos, dos quais se lavrou a presente ata, que lida e aprovada, vai assinada pelos presentes. São Paulo, 05 de fevereiro de 2002.

Boris Tabacof
Presidente

Augusto Esteves de Lima Junior
Vice-Presidente

Antonio de Souza Corrêa Meyer

P/Claudio Thomaz Lobo Sonder

David Feffer

David Feffer

Daniel Feffer

Jorge Feffer

COMPANHIA SUZANO DE PAPEL E CELULOSE

Companhia Aberta

C.N.P.J. nº. *60.651.726/0001-16*

NIRE nº. 35.300.015.398

Ata de Reunião do Conselho de Administração

Regularmente convocados, reuniu-se, às 14:00 horas, do dia 05 de fevereiro de 2002, na sede social, na Av. Brigadeiro Faria Lima, 1355 – 9º. andar, nesta Capital, o Conselho de Administração da Companhia Suzano de Papel e Celulose, presentes os seus membros ao final assinados. Dando início à reunião, o presidente do Conselho, Sr. Boris Tabacof, esclareceu que, conforme havia sido divulgado em Fato Relevante conjunto da companhia e da Bahia Sul Celulose S.A., que fora publicado no dia 26 de setembro de 2001, estava sendo objeto de cuidadosa análise a conveniência e a oportunidade de ser implementado amplo projeto de reestruturação societária da companhia. Referida reestruturação foi efetivada parcialmente, em Assembléia Geral Extraordinária realizada em 30 de novembro último, na qual foi aprovada a incorporação, pela Companhia, de parcela do patrimônio cindido da controlada SPP-Nemo S.A. Industrial e Comercial Exportadora, correspondente às atividades e aos seus investimentos no setor de papel e celulose, bem como a cisão parcial da Companhia, retirando de seu patrimônio a parcela correspondente aos seus investimentos no setor petroquímico, a qual foi incorporada pela Suzano Petroquímica S.A.. Tal projeto de reestruturação incluía o processo de cancelamento do registro de companhia aberta de Bahia Sul Celulose S.A., com a apresentação, pela Companhia, de oferta pública de aquisição das ações em circulação no mercado, de emissão daquela controlada. A Diretoria apresentou a este Conselho estudos realizados pelo Banco J.P. Morgan S.A. e pelo Banco UBS Warburg S.A., contratados para avaliar as ações da Companhia e da Bahia Sul Celulose S.A. para efeito da oferta pública. Após exposição feita aos senhores membros do Conselho de Administração da Companhia, foram aprovadas, por unanimidade, as seguintes deliberações: **a)** dar início ao processo de

cancelamento do registro de companhia aberta da Bahia Sul Celulose S.A. (**BS**), com a apresentação, pela Companhia (**CSPC**), de oferta pública de aquisição das ações preferenciais de emissão daquela controlada, em circulação, oferta esta que obedecerá às condições seguintes: será proposto, como preço de aquisição, para cada lote de 1.000 ações preferenciais de emissão de **BS**, o valor de R$ 646,43 (seiscentos e quarenta e seis reais e quarenta e três centavos), que corresponde ao valor econômico das referidas ações, segundo estudos de avaliação econômico-financeira elaborados independente e separadamente pelo Banco J.P. Morgan S.A. e pelo Banco UBS Warburg S.A. O referido preço será pago, aos acionistas da **BS**, aceitantes da oferta, mediante crédito, em favor desses acionistas, junto à **CSPC**, crédito esse disponível somente para integralizar o valor da subscrição de ações preferenciais relativas a aumento de capital da **CSPC**, a ser autorizado por Assembléia Geral Extraordinária, a ser convocada e na qual será assegurado aos acionistas de **CSPC,** na forma da legislação vigente, direito de preferência à subscrição do aludido aumento de capital, com a fixação do preço de emissão das novas ações segundo o respectivo valor econômico. Tais ações terão direitos, vantagens e restrições idênticos aos das atuais ações preferenciais da **CSPC**. O crédito correspondente ao preço de venda de 1.000 ações preferenciais de emissão da **BS** dará direito à subscrição, pelo aceitante da oferta, de ações preferenciais de emissão da **CSPC,** ao preço de R$ 12,96 (doze reais e noventa e seis centavos) por ação. A relação de substituição de ações preferenciais de emissão da **BS**, que são detidas pelos aceitantes da oferta pública que lhes será dirigida, por ações preferenciais de emissão da **CSPC**, decorre da comparação feita entre o valor econômico das ações de emissão da **BS** e o valor, apurado segundo o mesmo critério, das ações de emissão da **CSPC**, de acordo com estudos de avaliação econômico-financeira antes mencionados. Quando estiver concluída a oferta pública aqui anunciada, os acionistas da **BS**, aceitantes da oferta, se tornarão acionistas da **CSPC** que, por sua vez, aumentará a participação que detém no capital da **BS**. A operação descrita acima viabilizará: (i) a maximização da captura de sinergias entre as duas companhias, assim como (ii) a consolidação das ações em circulação no mercado ("free float") sob uma única companhia aberta, aumentando a liquidez para os acionistas da **CSPC** e **BS; b)** autorizar a publicação de Aviso de Fato Relevante em conjunto com a Bahia Sul Celulose S.A. Nada

mais havendo a tratar, foram encerrados os trabalhos, dos quais se lavrou a presente ata, que lida e aprovada, vai assinada pelos presentes. São Paulo, 05 de fevereiro de 2002.

Boris Tabacof Presidente	Augusto Esteves de Lima Junior Vice-Presidente
Antonio de Souza Corrêa Meyer	P/Claudio Thomaz Lobo Sonder
David Feffer	David Feffer
Daniel Feffer	Jorge Feffer

Rcasuz 05022002

02 MAR -1 AM 8:05

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

CNPJ No. 60.651.726/0001-16

NIRE No. 35.300.015.398

Minutes of the Meeting of the Board of Directors

On February 5, 2002, at 2:00 p.m., in the company headquarters at Av. Brigadeiro Faria Lima, 1355 – 9°. andar, in this capital, duly convened according to the Bylaws, a Meeting was held of the Board of Directors of Companhia Suzano de Papel e Celulose, attended by the Members undersigned. Opening the meeting, the Chairman of the Board, **BORIS TABACOF**, explained that, as already disclosed on September 26, 2001, in the jointly published Relevant Fact by the Company and Bahia Sul Celulose S.A., a careful analysis was being carried out regarding the convenience and opportunity of implementing a broad corporate restructuring of the company. This restructuring was partially carried out in the Extraordinary General Meeting held on November 30, 2001, that approved the resolution of the merger, by the Company, of the spun-off part of the assets of the subsidiary SPP-Nemo S.A. Industrial e Comercial Exportadora, corresponding to its activities and equity interest in the pulp and paper industry, as well as the partial spin off of the Company by disposing of its assets corresponding to its equity interest in the petrochemical industry, such assets having been merged by Suzano Petroquímica S.A.. This restructuring project included the procedures for cancellation of the registration of Bahia Sul Celulose S.A., as a publicly held company, and the presentation, by the Company, of a public offer for the acquisition of outstanding shares in the market, issued by that subsidiary. The Executive Management presented to the Board of Directors the studies carried out by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A., hired to evaluate the shares of the Company and those of Bahia Sul Celulose S.A., for the purpose of the public offering. After having been briefed, the members of the Board of Directors unanimously approved the following resolutions: **a)** begin the required procedures for cancellation of the registration of Bahia Sul Celulose S.A., (**BS**) as a publicly held company, and the presentation by the Company (**CSPC**) of a public offer for the acquisition of the outstanding preferred shares issued by

that subsidiary; this offer will be made according to the following conditions: the purchase price to be proposed per thousand (1,000) preferred shares issued by **BS** will be six hundred and forty-six reais, forty-three cents (R$ 646,43), corresponding to the economic value of such shares, based on the economic-financial evaluation of the **BS** and **CSPC** shares prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A. This price shall be paid to those **BS** shareholders that accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, to be authorized by the Extraordinary General Meeting to be convened, in which it will be assured to the shareholders of **CSPC**, in compliance with the legislation in force, the right of first refusal to subscribe to such capital increase, setting the price of the new shares to be issued according to their respective economic value. These shares shall be entitled the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**. The credit corresponding to the selling price of thousand (1,000) preferred shares issued by **BS** will entitle the person that accepts the offer to subscribe preferred shares issued by **CSPC,** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio used for substitution of preferred shares issued by **BS** for preferred shares issued by **CSPC,** held by those who accepted the public offer made to them, was based on the comparison between the economic value of the shares issued by **BS** and the value assessed utilizing the same criterion, for the shares issued by **CSPC**, according to the economic-financial evaluation studies previously mentioned. When the public offer announced hereby is concluded, the shareholders of **BS** that have accepted the offer, shall become shareholders of **CSPC**, which, in turn, will increase its share interest in the capital stock of **BS**. The operation described above will enable: (i) the optimization of the synergies between the two companies, as well as (ii) the consolidation of the outstanding shares (free float) solely under one publicly held company, increasing the liquidity for the shareholders of both **CSPC** and **BS.**; **b)** authorize the joint publication with Bahia Sul Celulose S.A. of the Relevant Fact Notice. There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by those present. São Paulo, February 5, 2002.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

CNPJ No. 60.651.726/0001-16

NIRE No. 35.300.015.398

Minutes of the Meeting of the Board of Directors

On February 5, 2002, at 2:00 p.m., in the company headquarters at Av. Brigadeiro Faria Lima, 1355 – 9°. andar, in this capital, duly convened according to the Bylaws, a Meeting was held of the Board of Directors of Companhia Suzano de Papel e Celulose, attended by the Members undersigned. Opening the meeting, the Chairman of the Board, **BORIS TABACOF**, explained that, as already disclosed on September 26, 2001, in the jointly published Relevant Fact by the Company and Bahia Sul Celulose S.A., a careful analysis was being carried out regarding the convenience and opportunity of implementing a broad corporate restructuring of the company. This restructuring was partially carried out in the Extraordinary General Meeting held on November 30, 2001, that approved the resolution of the merger, by the Company, of the spun-off part of the assets of the subsidiary SPP-Nemo S.A. Industrial e Comercial Exportadora, corresponding to its activities and equity interest in the pulp and paper industry, as well as the partial spin off of the Company by disposing of its assets corresponding to its equity interest in the petrochemical industry, such assets having been merged by Suzano Petroquímica S.A.. This restructuring project included the procedures for cancellation of the registration of Bahia Sul Celulose S.A., as a publicly held company, and the presentation, by the Company, of a public offer for the acquisition of outstanding shares in the market, issued by that subsidiary. The Executive Management presented to the Board of Directors the studies carried out by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A., hired to evaluate the shares of the Company and those of Bahia Sul Celulose S.A., for the purpose of the public offering. After having been briefed, the members of the Board of Directors unanimously approved the following resolutions: **a)** begin the required procedures for cancellation of the registration of Bahia Sul Celulose S.A., (**BS**) as a publicly held company, and the presentation by the Company (**CSPC**) of a public offer for the acquisition of the outstanding preferred shares issued by

that subsidiary; this offer will be made according to the following conditions: the purchase price to be proposed per thousand (1,000) preferred shares issued by **BS** will be six hundred and forty-six reais, forty-three cents (R$ 646,43), corresponding to the economic value of such shares, based on the economic-financial evaluation of the **BS** and **CSPC** shares prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A. This price shall be paid to those **BS** shareholders that accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, to be authorized by the Extraordinary General Meeting to be convened, in which it will be assured to the shareholders of **CSPC**, in compliance with the legislation in force, the right of first refusal to subscribe to such capital increase, setting the price of the new shares to be issued according to their respective economic value. These shares shall be entitled the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**. The credit corresponding to the selling price of thousand (1,000) preferred shares issued by **BS** will entitle the person that accepts the offer to subscribe preferred shares issued by **CSPC,** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio used for substitution of preferred shares issued by **BS** for preferred shares issued by **CSPC,** held by those who accepted the public offer made to them, was based on the comparison between the economic value of the shares issued by **BS** and the value assessed utilizing the same criterion, for the shares issued by **CSPC**, according to the economic-financial evaluation studies previously mentioned. When the public offer announced hereby is concluded, the shareholders of **BS** that have accepted the offer, shall become shareholders of **CSPC**, which, in turn, will increase its share interest in the capital stock of **BS**. The operation described above will enable: (i) the optimization of the synergies between the two companies, as well as (ii) the consolidation of the outstanding shares (free float) solely under one publicly held company, increasing the liquidity for the shareholders of both **CSPC** and **BS.**; **b)** authorize the joint publication with Bahia Sul Celulose S.A. of the Relevant Fact Notice. There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by those present. São Paulo, February 5, 2002.

02 MAR -1 AM 8:05

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Companhia Aberta
C.N.P.J. nº. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Companhia Aberta
C.N.P.J. nº. 16.404.287/0001-55

FATO RELEVANTE

Em seqüência ao que foi divulgado em Fato Relevante conjunto, publicado no dia 26 de setembro de 2001, e àquele publicado no dia 14 de novembro último, os administradores da **COMPANHIA SUZANO DE PAPEL E CELULOSE** ("CSPC") e os administradores de **BAHIA SUL CELULOSE S.A.** ("BS") informam ao mercado estarem concluídos os estudos que vinham sendo feitos sobre a conveniência e a oportunidade de implementar a unificação da estrutura societária das duas companhias, que atuam no mesmo setor de papel e celulose.

Com o objetivo de permitir maior valorização de mercado para os acionistas de **CSPC** e **BS**, será proposto aos acionistas da **BS** o cancelamento do seu registro de companhia aberta, com a apresentação, pela **CSPC**, de oferta pública de aquisição das ações preferenciais de emissão da **BS** com pagamento, exclusivamente, em novas ações preferenciais de emissão da **CSPC.** Esta proposta viabilizará (1) a maximização da captura de sinergias entre as duas companhias, assim como (2) a consolidação das ações em circulação no mercado ("*free float*") sob uma única companhia aberta, aumentando a liquidez para os acionistas da **CSPC** e **BS.**

A deliberação sobre cancelamento de registro da **BS**, e a conseqüente apresentação de oferta pública dirigida aos acionistas minoritários desta companhia, se submeterá às disposições contidas na Instrução CVM nº 229/95, com a redação dada pelas Instruções CVM nº 345/00 e 357/01.

Será proposto, como preço de aquisição ("PREÇO"), para cada lote de 1.000 ações preferenciais de emissão de **BS**, o valor de R$ 646,43 (seiscentos e quarenta e seis reais e

quarenta e três centavos), PREÇO este que tomou por base estudos de avaliação econômico-financeira das ações da **BS** e **CSPC** elaborados, independente e separadamente pelo Banco J.P. Morgan S.A. e pelo Banco UBS Warburg S.A.

O PREÇO será pago aos acionistas da **BS**, aceitantes da oferta, mediante crédito, em favor desses acionistas, junto à **CSPC**, crédito esse disponível somente para integralizar o valor de subscrição de ações preferenciais relativas a aumento de capital da **CSPC**, a ser deliberado por Assembléia Geral Extraordinária, a ser oportunamente convocada, e na qual será assegurado aos acionistas de **CSPC**, na forma da legislação vigente, direito de preferência à subscrição do aludido aumento de capital, com a fixação do PREÇO de emissão das novas ações segundo o respectivo valor econômico. Tais ações terão direitos, vantagens e restrições idênticos aos das atuais ações preferenciais da **CSPC**.

O crédito correspondente ao PREÇO dará direito à subscrição, pelo aceitante da oferta, de ações preferenciais de emissão da **CSPC,** ao preço de R$ 12,96 (doze reais e noventa e seis centavos) por ação. A relação de substituição de ações preferenciais de emissão da **BS**, que são detidas pelos aceitantes da oferta pública que lhes será dirigida, por ações preferenciais de emissão da **CSPC**, decorre da comparação feita entre o valor econômico das ações de emissão da **BS** e o valor, apurado segundo o mesmo critério, das ações de emissão da **CSPC**, também baseados nos estudos de avaliação econômico-financeira acima mencionados.

Quando estiver concluída a oferta pública aqui anunciada, os acionistas da **BS**, aceitantes da oferta, se tornarão acionistas da **CSPC** que, por sua vez, aumentará a participação que detém no capital da **BS**.

São Paulo/Salvador, 05 de fevereiro de 2002

COMPANHIA SUZANO DE PAPEL E CELULOSE

Adhemar Magon
Diretor Vice-Presidente e de Relações com Investidores

BAHIA SUL CELULOSE S.A.

Bernardo Szpigel
Diretor de Relações com Investidores

FatoRelevante 0502 – JCPM-Def.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Companhia Aberta
C.N.P.J. nº. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Companhia Aberta
C.N.P.J. nº. 16.404.287/0001-55

FATO RELEVANTE

Em seqüência ao que foi divulgado em Fato Relevante conjunto, publicado no dia 26 de setembro de 2001, e àquele publicado no dia 14 de novembro último, os administradores da **COMPANHIA SUZANO DE PAPEL E CELULOSE** ("CSPC") e os administradores de **BAHIA SUL CELULOSE S.A.** ("BS") informam ao mercado estarem concluídos os estudos que vinham sendo feitos sobre a conveniência e a oportunidade de implementar a unificação da estrutura societária das duas companhias, que atuam no mesmo setor de papel e celulose.

Com o objetivo de permitir maior valorização de mercado para os acionistas de **CSPC** e **BS**, será proposto aos acionistas da **BS** o cancelamento do seu registro de companhia aberta, com a apresentação, pela **CSPC**, de oferta pública de aquisição das ações preferenciais de emissão da **BS** com pagamento, exclusivamente, em novas ações preferenciais de emissão da **CSPC.** Esta proposta viabilizará (1) a maximização da captura de sinergias entre as duas companhias, assim como (2) a consolidação das ações em circulação no mercado ("*free float*") sob uma única companhia aberta, aumentando a liquidez para os acionistas da **CSPC** e **BS.**

A deliberação sobre cancelamento de registro da **BS**, e a conseqüente apresentação de oferta pública dirigida aos acionistas minoritários desta companhia, se submeterá às disposições contidas na Instrução CVM nº 229/95, com a redação dada pelas Instruções CVM nº 345/00 e 357/01.

Será proposto, como preço de aquisição ("PREÇO"), para cada lote de 1.000 ações preferenciais de emissão de **BS**, o valor de R$ 646,43 (seiscentos e quarenta e seis reais e

quarenta e três centavos), PREÇO este que tomou por base estudos de avaliação econômico-financeira das ações da **BS** e **CSPC** elaborados, independente e separadamente pelo Banco J.P. Morgan S.A. e pelo Banco UBS Warburg S.A.

O PREÇO será pago aos acionistas da **BS**, aceitantes da oferta, mediante crédito, em favor desses acionistas, junto à **CSPC**, crédito esse disponível somente para integralizar o valor de subscrição de ações preferenciais relativas a aumento de capital da **CSPC**, a ser deliberado por Assembléia Geral Extraordinária, a ser oportunamente convocada, e na qual será assegurado aos acionistas de **CSPC**, na forma da legislação vigente, direito de preferência à subscrição do aludido aumento de capital, com a fixação do PREÇO de emissão das novas ações segundo o respectivo valor econômico. Tais ações terão direitos, vantagens e restrições idênticos aos das atuais ações preferenciais da **CSPC**.

O crédito correspondente ao PREÇO dará direito à subscrição, pelo aceitante da oferta, de ações preferenciais de emissão da **CSPC,** ao preço de R$ 12,96 (doze reais e noventa e seis centavos) por ação. A relação de substituição de ações preferenciais de emissão da **BS**, que são detidas pelos aceitantes da oferta pública que lhes será dirigida, por ações preferenciais de emissão da **CSPC**, decorre da comparação feita entre o valor econômico das ações de emissão da **BS** e o valor, apurado segundo o mesmo critério, das ações de emissão da **CSPC**, também baseados nos estudos de avaliação econômico-financeira acima mencionados.

Quando estiver concluída a oferta pública aqui anunciada, os acionistas da **BS**, aceitantes da oferta, se tornarão acionistas da **CSPC** que, por sua vez, aumentará a participação que detém no capital da **BS**.

São Paulo/Salvador, 05 de fevereiro de 2002

COMPANHIA SUZANO DE PAPEL E CELULOSE

Adhemar Magon
Diretor Vice-Presidente e de Relações com Investidores

BAHIA SUL CELULOSE S.A.

Bernardo Szpigel
Diretor de Relações com Investidores

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ. No. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Publicly Held Company
CNPJ No. 16.404.287/0001-55

RELEVANT FACT

Further to the information disclosed in the jointly published Relevant Fact on September 26, 2001, and in the Relevant Fact published on November 14, 2001, the Board of Directors of **COMPANHIA SUZANO DE PAPEL E CELULOSE** (**"CSPC"**) and the Board of Directors of **BAHIA SUL CELULOSE S.A.** (**"BS"**) inform the market the conclusion of the studies that were being carried out, regarding the convenience and opportunity of implementing the unification of the corporate structure of the two companies that operate in the same segment, of Pulp & Paper.

In order to allow a greater market valuation for the **CSPC** and **BS** shareholders, a proposition will be submitted to the **BS** shareholders for cancellation of its registration as a publicly held company, and the presentation by **CSPC,** of a public offer for the acquisition of the preferred shares issued by **BS,** to be paid, exclusively, with new preferred shares issued by **CSPC.** This proposal will enable: (i) the optimization of the synergies between the two companies, as well as (ii) the consolidation of the outstanding shares (free float) solely under one publicly held company, increasing the liquidity for the shareholders of both **CSPC** and **BS.**

The resolution regarding the cancellation of the registration of **BS**, and subsequent public offer made to the minority shareholders of this company, shall be made in accordance with the provisions set forth in CVM Instruction No. 229/95, with the wording given by CVM Instructions No. 345/00 and 357/01.

The purchase price to be proposed ("PRICE"), per thousand (1,000) preferred shares issued by **BS**, will be six hundred and forty-six reais, forty-three cents (R$ 646,43); this PRICE was based on the economic-financial evaluation of the **BS** and **CSPC** shares prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A. The PRICE will be paid to those **BS** shareholders who accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, to be resolved upon by an Extraordinary General Meeting to be timely convened, in which it will be assured to the shareholders of **CSPC**, in compliance with the legislation in force, the right of first refusal to subscribe to such capital increase, and the PRICE of the new shares to be issued shall be set according to their respective economic value. These shares shall be entitled to the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**.

The credit corresponding to the PRICE shall entitle the person that accepts the offer to subscribe preferred shares issued by **CSPC,** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio applied for substitution of the preferred shares issued by **BS,** held by those who accept the public offer to be made to them, for the preferred shares issued by **CSPC,** was based on the comparison between the economic value of the shares issued by **BS** and the value assessed, utilizing the same criterion, for the shares issued by **CSPC**, which in turn was based on the economic-financial evaluation studies mentioned above.

When the public offer announced hereby is concluded, the shareholders of **BS** that accept the offer, shall become shareholders of **CSPC**, which, in turn, will increase its share interest in the capital stock of **BS**.

São Paulo/Salvador, February 5, 2002

COMPANHIA SUZANO DE PAPEL E CELULOSE

Adhemar Magon
Vice-President and Investor Relations Officer

BAHIA SUL CELULOSE S.A.

Bernardo Szpigel
Investor Relations Officer

Relevant Fact 05Feb – JCPM-Def.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ. No. 60.651.726/0001-16

Bahia Sul

BAHIA SUL CELULOSE S.A.
Publicly Held Company
CNPJ No. 16.404.287/0001-55

RELEVANT FACT

Further to the information disclosed in the jointly published Relevant Fact on September 26, 2001, and in the Relevant Fact published on November 14, 2001, the Board of Directors of **COMPANHIA SUZANO DE PAPEL E CELULOSE** ("**CSPC**") and the Board of Directors of **BAHIA SUL CELULOSE S.A.** ("**BS**") inform the market the conclusion of the studies that were being carried out, regarding the convenience and opportunity of implementing the unification of the corporate structure of the two companies that operate in the same segment, of Pulp & Paper.

In order to allow a greater market valuation for the **CSPC** and **BS** shareholders, a proposition will be submitted to the **BS** shareholders for cancellation of its registration as a publicly held company, and the presentation by **CSPC,** of a public offer for the acquisition of the preferred shares issued by **BS,** to be paid, exclusively, with new preferred shares issued by **CSPC.** This proposal will enable: (i) the optimization of the synergies between the two companies, as well as (ii) the consolidation of the outstanding shares (free float) solely under one publicly held company, increasing the liquidity for the shareholders of both **CSPC** and **BS.**

The resolution regarding the cancellation of the registration of **BS**, and subsequent public offer made to the minority shareholders of this company, shall be made in accordance with the provisions set forth in CVM Instruction No. 229/95, with the wording given by CVM Instructions No. 345/00 and 357/01.

The purchase price to be proposed ("PRICE"), per thousand (1,000) preferred shares issued by **BS**, will be six hundred and forty-six reais, forty-three cents (R$ 646,43); this PRICE was based on the economic-financial evaluation of the **BS** and **CSPC** shares prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A. The PRICE will be paid to those **BS** shareholders who accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, to be resolved upon by an Extraordinary General Meeting to be timely convened, in which it will be assured to the shareholders of **CSPC**, in compliance with the legislation in force, the right of first refusal to subscribe to such capital increase, and the PRICE of the new shares to be issued shall be set according to their respective economic value. These shares shall be entitled to the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**.

The credit corresponding to the PRICE shall entitle the person that accepts the offer to subscribe preferred shares issued by **CSPC,** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio applied for substitution of the preferred shares issued by **BS,** held by those who accept the public offer to be made to them, for the preferred shares issued by **CSPC,** was based on the comparison between the economic value of the shares issued by **BS** and the value assessed, utilizing the same criterion, for the shares issued by **CSPC**, which in turn was based on the economic-financial evaluation studies mentioned above.

When the public offer announced hereby is concluded, the shareholders of **BS** that accept the offer, shall become shareholders of **CSPC**, which, in turn, will increase its share interest in the capital stock of **BS**.

São Paulo/Salvador, February 5, 2002

COMPANHIA SUZANO DE PAPEL E CELULOSE

Adhemar Magon
Vice-President and Investor Relations Officer

BAHIA SUL CELULOSE S.A.

Bernardo Szpigel
Investor Relations Officer

Relevant Fact 05Feb – JCPM-Def.